SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number 1-7196

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

(Full Title of the Plan)

222 Fairview Avenue North, Seattle, WA  98109

(Address of the Plan)

CASCADE NATURAL GAS CORPORATION

222 Fairview Avenue North, Seattle, WA  98109

(Name and Address of the Issuer of Securities Under the Plan)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CASCADE NATURAL GAS CORPORATION
EMPLOYEE RETIREMENT SAVINGS
PLAN AND TRUST

DATE:	June 15, 2006	/s/ Larry C. Rosok

Larry C. Rosok, Vice President — Human Resources and Corporate Secretary

Cascade Natural Gas
Corporation Employee
Retirement Savings Plan
and Trust

Financial Statements as of and for the  Years Ended December 31, 2005 and 2004, Supplemental Schedules as of and for the  Year Ended December 31, 2005, and Report of Independent Registered Public Accounting Firm

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005:

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

Form 5500—Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP Suite 3300 925 Fourth Avenue Seattle, WA 98104-1126 USA Tel: +1 206 716 7000 Fax: +1 206 965 7000 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension Committee of
Cascade Natural Gas Corporation
Employee Retirement Savings Plan and Trust
Seattle, Washington

We have audited the accompanying statements of net assets available for benefits of Cascade Natural Gas Corporation Employee Retirement Savings Plan and Trust (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2005, and (2) transactions in excess of 5% of the current value of plan assets for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

May 26, 2006

Member of Deloitte Touche Tohmatsu

CASCADE NATURAL GAS CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments—at fair value:
Mutual funds	$24,911,677	$23,811,662
Cascade Natural Gas Corporation common stock	5,911,637	7,059,346
Cash reserve account	6,720

	30,830,034	30,871,008
Receivables:
Participant contributions	29,366	35,793
Employer contributions	14,336	16,856

NET ASSETS AVAILABLE FOR BENEFITS	$30,873,736	$30,923,657

See notes to financial statements.

CASCADE NATURAL GAS CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:
Contributions:
Participant	$1,803,525	$1,909,902
Employer	1,579,882	1,707,088
Investment income	1,142,255	527,570
Net appreciation in fair value of investments	225,615	1,505,921

	4,751,277	5,650,481
DEDUCTIONS:
Administrative expenses		45
Benefit distributions	4,801,198	1,742,087

(DECREASE) INCREASE IN NET ASSETS	(49,921)	3,908,349
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	30,923,657	27,015,308

End of year	$30,873,736	$30,923,657

See notes to financial statements.

CASCADE NATURAL GAS CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.                      DESCRIPTION OF THE PLAN

The following description of the Cascade Natural Gas Corporation Employee Retirement Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan was established on January 1, 1991, and is a qualified defined contribution plan. All employees of Cascade Natural Gas Corporation and subsidiaries (the “Company”) (the “Plan Sponsor”) are eligible to participate in the Plan after completion of one year of employment in which the employee rendered no less than 1,000 hours of qualified service and was at least 21 years of age. The Plan is administered by the Pension Committee appointed by the Company’s Board of Directors. Through September 30, 2004, Putnam Fiduciary Trust Company (“Putnam”) served as the trustee of the Plan. Beginning October 1, 2004, Diversified Investment Advisors, Inc. (“Diversified”) assumed the responsibilities of Plan trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Under the provisions of the Plan, participants may contribute up to the maximum annual amounts allowable by the Internal Revenue Service (“IRS”). For eligible union employees, the Company’s matching contribution equals 75% of the employee’s contribution, up to a maximum of 6% of eligible compensation. Of the total amount matched, one-third is matched in the form of Cascade Natural Gas Corporation stock. The remaining two-thirds is invested in any of the fund options at the direction of the participant. For eligible nonunion employees, a 4% of eligible compensation, nonelective Company contribution began on October 1, 2003; a transition contribution of 1% to 4% based on age and service commenced on October 1, 2003, which will terminate on September 30, 2008; a profit-sharing component based on fiscal year Company profits was added to the Plan on October 1, 2003; and the match was reduced from 75% to 50% of eligible contributions, up to 6% of eligible pay, with no Company stock match, effective July 1, 2003. As the Cascade Natural Gas stock fund includes both participant-directed and nonparticipant-directed contributions, and the amounts are not separable, the disclosures in Note 6 include the entire balance of that fund.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants’ voluntary contributions and employer matching contributions are 100% vested at all times.

Loans—The Plan does not allow for participants to make loans from their contributions, unless they are qualifying hardship withdrawals.

Investment Funds—A participant may direct the investment of his or her account balance and contributions to any one or more of the available investment funds as well as Company stock, except for the nonparticipant-directed portion of the Company match for the hourly union employees, which is directly invested in Company stock.

Benefit Distributions—On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s account. Participants who terminate employment prior to reaching age 70-1/2 may defer receipt of the distribution until age 70-1/2 if the account balance has ever exceeded $5,000. Account balances that have never exceeded $5,000 will be distributed as soon as practicable after employment terminates. To the extent any account under the Plan is invested in Company stock, it will be distributed in whole shares of such stock and cash for fractional shares. To the extent any account under the Plan is invested in mutual funds, it will be distributed to the participant or surviving spouse in cash or rolled in-kind if so requested to another plan; distribution of such accounts to other death beneficiaries shall be in cash only. Participants’ voluntary contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan.

2.                      SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are recorded at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends and interest income from investments are recorded as earned on an accrual basis and allocated to participants based upon participants’ proportionate investment in each fund. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments, from the beginning of the Plan year or the date of purchase, whichever is later.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Costs of administering the Plan are paid by the Company.

Payment of Benefits—Benefits are recorded when paid.

3.                      FEDERAL INCOME TAXES

The IRS has determined and informed the Company by a letter dated July 7, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). In this letter, the IRS has confirmed that the Plan has maintained its safe-harbor status. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.                      INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s assets available for benefits as of December 31, 2005 and 2004, are as follow:

	2005	2004

Cascade Natural Gas Corporation Common Stock	$5,911,637	$7,059,346
Mutual Funds:
Diversified Money Market Fund*	2,076,353	2,713,916
Diversified International Equity Fund*	3,710,613	3,301,199
Diversified Value and Income Fund*	3,835,538	3,846,851
Diversified Core Bond Fund*	2,899,975	3,096,376
Transamerica Premium Core Equity Fund	6,348,447	6,828,076

Total	$24,782,563	$26,845,764

* Party-in-interest

During the Plan year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2005	2004

Investments at fair value as determined by quoted market price:
Cascade Natural Gas Corporation common stock fund	$(525,172)	$70,494
Mutual funds	750,787	1,429,356
Investments at estimated fair value—Putnam S&P 500 Index Fund*		6,071

Total	$225,615	$1,505,921

* Party-in-interest

5.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the assets and the changes in net assets related to the Cascade Natural Gas stock fund, which includes both participant-directed and nonparticipant-directed contributions, is as follows:

	2005	2004

Assets available for benefits—January 1	$7,059,346	$7,056,846

Participant contributions	97,759	152,645
Employer contributions	224,265	299,603
Investment income	300,697	310,612
Net (depreciation) appreciation in fair value of investments	(525,172)	70,494
Benefit distributions	(743,716)	(337,476)
Transfers	(501,542)	(493,378)

Assets available for benefits—December 31	$5,911,637	$7,059,346

6.                      PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Diversified, the parent company of Diversified. Diversified is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In the prior year and through September 30, 2004, certain Plan investments were shares of mutual funds managed by Putnam Investments, Inc., the parent company of Putnam. Additionally, as the Plan holds investments in common stock of the Plan Sponsor, these transactions qualify as party-in-interest transactions. All administrative fees paid to Diversified were paid by the Company.

7.                      PLAN TERMINATION

The Company reserves the right to discontinue contributions or terminate the Plan at any time. In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and nonforfeitable. Upon termination of the Plan, the Company may either liquidate the trust or continue it to pay benefits as they mature. If the trust is liquidated, the net assets, after payment of expenses, will be allocated among participants and beneficiaries in proportion to their interests.

* * * * * *

SUPPLEMENTAL SCHEDULES

CASCADE NATURAL GAS CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

FORM 5500—SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

			Current
Issuer	Description	Cost	Value
Cascade Natural Gas Corporation*	Common Stock	$6,396,124	$5,911,637
Diversified*	High Yield Bond Fund	**	184,906
Diversified*	Stock Index Fund	**	966,657
Diversified*	Money Market Fund	**	2,076,353
Diversified*	Short Horizon Strategic Allocation Fund	**	587,804
Diversified*	International Equity Fund	**	3,710,613
Diversified*	Long Horizon Strategic Allocation Fund	**	127,322
Diversified*	Value and Income Fund	**	3,835,538
Diversified*	Intermediate/Long Horizon Strategic Fund	**	262,008
Diversified*	Intermediate/Short Horizon Strategic Fund	**	55,764
Diversified*	Core Bond Fund	**	2,899,975
Diversified*	Intermediate Horizon Strategic Allocation Fund	**	111,697
Diversified*	Small Cap Growth Fund	**	68,820
Davis	New York Venture Fund A	**	1,454,452
Fidelity	Advanced Mid Cap A Fund	**	164,544
Goldman Sachs	Small Cap Value A Fund	**	1,377,715
Hotchkis & Wiley	Mid Cap Value Fund A	**	679,062
Transamerica	Premium Core Equity Fund	**	6,348,447
Diversified*	Cash Reserve Account		6,720

			$30,830,034

 * Party-in-interest

** Cost information is not required for participant-directed investments and therefore is not included.

CASCADE NATURAL GAS CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

FORM 5500—SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

					Net
	Number of	Purchase	Selling	Cost of	Gain
	Transactions	Price	Price	Assets	(Loss)
SERIES OF TRANSACTIONS:
Diversified Investors Money Market Fund *	140	$1,492,504	$2,130,122	$2,125,136	$4,986
Diversified Investors International Equity Fund*
Diversified Investors Value and Income Fund*	128	774,235	825,361	777,943	47,418
Diversified Investors Core Bond Fund*	119	725,480	876,649	884,756	(8,107)
Transamerica Premium Core Equity Fund	133	717,481	1,649,156	1,541,610	107,546
Cascade Natural Gas Stock*	126	763,513	1,386,050	1,437,815	(51,765)

* Party-in-interest